Mail Stop 4720

March 5, 2010

Lee Shorey
Chief Financial Officer
Liberty Capital Asset Management
2470 St. Rose Parkway
Henderson, NV 89074

> **Re:** **Liberty Capital Asset Management**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2009**
> **Forms 10-Q for Fiscal Quarters Ended**
> **June 30, 2009 and September 30, 2009**
> **File No. 333-144973**

Dear Mr. Shorey:

We have reviewed your response dated February 26, 2010 and have the following comments.

Form 10-K as of March 31, 2009

Financial Statements, page 16

Note 3 – Mortgage Loans Held for Investment, page 23

1. We note your response to comment 1 of our letter dated February 2, 2010. In this comment, we asked you to provide us your accounting policy for determining the carrying value of your mortgage loans held for investment. While we note the various specifics you provided in your response, we could not find your specific accounting policy for determining the carrying value of your mortgage loans held for investment. Please provide us with an updated response to this comment and revise your future filings to include this accounting policy.

2. We note the table you included in your response to comment 1 of our letter dated February 2, 2010. Please explain to us the purpose of the table, how it helps respond to our prior comment 1 and how the various amounts included in the columns are calculated or from where they are derived. For example, we note the

column titled "% of Total," but we are unclear as to how these percentages are used in the various other columns of the table.

3. In your response to comment 1 of our letter dated February 2, 2010, you state that your recovery rate equals the APV divided by the asset sale price, at the time the loans were purchased.   However, it is still not clear to us, based on the data provided how you determined the 27.6% recovery rate. You state that you utilized samples from the available data; yet we are unclear why you do not have the APV available to you as this represents the unpaid principal balance owed on the loans when you purchased them. In addition, we are unclear as to why you do not know the asset sale price since you are the one selling the loans. When you state you "utilized samples from the available data," we are unclear as to the meaning of the statement. Please clarify how you determined the 27.6% recovery rate and consider including examples in your response.

4. We note your response to comments 2 and 4 of our letter dated February 2, 2010. However, we are still not clear as to how you computed the write down of $246,180 as of March 31, 2009, and what it represents. Additionally, we are not clear as to how you determined the investment write-down of $1,231,730 during the 3 month period ending September 30, 2009 and why there were no write downs during the 3 month periods ending June 30, 2009 and December 31, 2009. Please provide us an updated response providing us clarification as to how the write-downs are computed and what they precisely represent. In addition, we reiterate our request for you to provide us your accounting policy for determining your write-downs on loans held for investment and to revise future filings accordingly.

5. We note your response to comment 5 of our letter dated February 2, 2010. We reiterate our request for you to provide us with the disclosures required by SFAS 157, as of March 31, 2009 and the most recent period presented.

6. We note your response to comment 6 of our letter dated February 2, 2010. ASC 310-10-35-47 defines loans not held for sale as loans that a company has the intent and ability to hold for the foreseeable future or until maturity or payoff. Given that you sold 1,292 loans during the year ending March 31, 2009 and another 118 loans during the 6 months ending September 30, 2009, we are unclear as to why you believe that your loans should be classified as held for investment. Please clarify why you still believe the loans should be classified as held for investment and provide us with your source in the accounting literature that supports your presentation.

7. We note your response to comment 7 of our letter dated February 2, 2010, and it appears you did not address the following items:

- Please tell us the nature of the consideration received on your loan sales and
- With respect to your revenue recognition, please tell us when and how you determine a loan is sold and whether these sales are made with or without recourse.

8. We note your response to comment 8 of our letter dated February 2, 2010. In this response you state that "Loans in performing status remaining in the portfolio are not considered as a loan loss unless they are no longer performing." Additionally, we understand that your nonperforming loans are written off and no allowance is thus recorded for these loans. Please clarify your accounting policy for recording an allowance for loan losses. Please clarify if you utilize the direct write-off method and if so, why you believe this is in accordance with generally accepted accounting principles. Please revise future filings to clarify your accounting policies on this matter as well.

Note 8 – Equity, page 25

Warrants, page 25

9. In your response to comment 9 of our letter dated February 2, 2010, you state the stock price at the date the warrants were issued was $0.0001 and the date of grant was November 1, 2008. We reviewed the listed historical prices of your stock and noted the closing price of your stock was $0.50 per share on November 3, 2008 and $0.45 per share on October 31, 2008. Furthermore, on your statement of stockholders' equity on page 19, you report the sale of 100,000 shares of stock at $0.50 per share and 415,411 shares sold at $0.48 per share during the 12 month period ending March 31, 2009. As a result, it appears that the listed historical price of your stock is reasonable and should be used when computing your Black-Scholes value for the 4,853,171 warrants issued on November 1, 2008. Please explain to us why you believe it is appropriate to use a stock price of $0.0001 in your Black-Scholes valuation model or revise to restate your financial statements and disclosures.

10. In your Form 10-Q as of December 31, 2009, you state that you cancelled all of your outstanding warrants including the 2,853,171 warrants issued for the loan pool purchase and the 2,000,000 warrants issued for services rendered. We did not note any disclosure explaining the substitute compensation (i.e. common stock issued or cash paid.) Please clarify the nature of the substitute compensation and your accounting treatment thereof. In addition, please revise future filings accordingly.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant